

02035284

AR/S P.E. 12-31-01



GROUP INC



PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

2001 ANNUAL REPORT



INTRODUCTION

Affinity Technology Group, Inc. (the "Company") was formed to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with no human intervention. The Company's technologies and systems allow consumers to obtain loans and open other financial accounts through remote input devices such as touch screens and personal computer terminals which interact with other systems that supply information and other data necessary to process and approve consumer financial transactions.

Even though the Company has decided to suspend the marketing and sales of the systems it has developed, it has received three patents which cover its systems, methods and processes.

The Company's patents include:

- *Patent No. 5,870,721 – "System and Method for Real Time Loan Approval"*
- *Patent No. 5,940,811 – "Closed Loop Financial Transaction Method and Apparatus"*
- *Patent No. 6,105,007 – "Automatic Financial Account Processing System"*

The Company's intellectual property rights present an exciting opportunity to transition the Company to a low cost patent licensing enterprise.

Letter to Stockholders 2
Selected Financial Data 4
Management's Discussion & Analysis of Financial Condition and Results of Operations 6
Consolidated Financial Statements 13
Notes to Consolidated Financial Statements . .17
Corporate and Stockholder Information 30



Letter To Our Stockholders

When we entered 2001 the Company was faced with many of the same challenges which we faced in 2000. First and foremost, the Company had to devise a strategy to maintain its limited capital resources to continue its operations. This challenge was heightened significantly due to the general poor financial market conditions, especially in the technology sector. In 2000, the financial markets experienced sharp declines with little improvement in 2001. Under these market conditions it became very difficult for companies such as ours to attract fresh capital. Accordingly, we implemented a strategy to exploit the value we had created in our mortgage banking subsidiary, Surety Mortgage, Inc., to generate the financial resources necessary to complete the year.

The second challenge we faced was to reach a favorable conclusion of the reexamination of our first loan processing patent. The reexamination process has proven to be arduous and quite lengthy. Moreover, the reexamination has had the effect of injecting a degree of uncertainty with respect to our aggregate patent portfolio which further inhibited our ability to attract fresh capital resources. Even though we were unable to conclude the reexamination in 2001, we believe we made progress during the year toward ultimate resolution of the reexamination and are more committed than ever to a vigorous defense and validation of our intellectual property rights.

During 2001, we also continued our cost reduction initiatives to deal with the excessive overhead that the Company had previously incurred. I am happy with our progress in that area even though we had to make some difficult decisions to reduce our cost structure to a reasonable level. To accomplish this goal we have reduced our workforce and exited all of the business lines that required a significant capital commitment. However, we have been prudent about our cost reduction measures and have been careful to maintain the necessary resources to fulfill our existing obligations. I believe the Company has made great progress in positioning itself to execute a patent licensing strategy if and when the reexamination is concluded to our satisfaction.

In light of our limited financial resources, it was incumbent on us to make some very difficult decisions during 2001. One of the most difficult was the decision to exit our mortgage banking operations. The employees of Surety Mortgage have provided significant benefits to the Company and Surety was the primary source of the Company's working capital during the year. Surety's processing contract with HomeGold proved to be a tremendous asset to the Company and HomeGold was a valued and important partner during 2001. HomeGold provided the Company with much needed financing during the year and was a source of significant mortgage loan applications which Surety processed. However, at the conclusion of the processing contract on December 31, 2001 we believed

that it was in our best interest to tender the stock of Surety to HomeGold in satisfaction of the amounts owed to HomeGold. Even though the mortgage banking business is less capital intensive than the software business, we did not believe that it was prudent to incur the risk of maintaining Surety's infrastructure in the event of a downturn in the mortgage loan markets.

I am sure that as we proceed through 2002 we will face many new challenges. However, we are committed to staying our course of maintaining the corporate integrity of the Company and pursuing a strategy to exploit the value of our patent portfolio. To do this we must solve two fundamental issues – we must attract additional capital resources and favorably resolve the PTO's reexamination of our loan processing patent. Even though these are significant challenges, we believe that the progress we made during 2001 has positioned the Company well to move forward.

Sincerely,



Joseph A. Boyle
Chairman, President and
Chief Executive Officer



SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company for the periods indicated. The following financial data should be read in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto and other information included elsewhere in this report.

			Year ended December 31,		
	2001	2000	1999	1998	1997
Statements of Operations Data:					
Revenues	$ 1,285,944	$ 1,723,075	$ 2,477,877	$ 2,202,602	$ 4,146,899
Costs and expenses:					
Cost of revenues	63,751	344,931	2,068,229	1,451,927	2,125,646
Research and development	496,441	683,600	1,870,509	2,559,600	3,526,257
Impairment loss	448,945	2,608,773	-	-	-
Selling, general and administrative expenses	3,847,807	6,791,767	10,548,539	13,842,344	15,892,560
Total costs and expenses	4,856,944	10,429,071	14,487,277	17,853,871	21,544,463
Operating loss	(3,571,000)	(8,705,996)	(12,009,400)	(15,651,269)	(17,397,564)
Interest income	10,101	64,155	305,362	1,010,213	2,033,571
Interest expense	(115,557)	(26,277)	-	(10,923)	(35,359)
Loss from continuing operations	(3,676,456)	(8,668,118)	(11,704,038)	(14,651,979)	(15,399,352)
Income (loss) from operations of discontinued subsidiary	467,188	(534,978)	(390,598)	(221,022)	-
Gain on disposal of subsidiary	891,569	-	-	-	-
Net loss	$ (2,317,699)	$ (9,203,096)	$ (12,094,636)	$ (14,873,001)	$(15,399,352)
Loss per share - basic and diluted:					
Continuing operations	$ (0.10)	$ (0.29)	$ (0.39)	$ (0.49)	$ (0.54)
Net loss per share	$ (0.06)	$ (0.30)	$ (0.41)	$ (0.50)	$ (0.54)
Shares used in computing net loss per share	38,004,089	30,242,054	29,738,459	29,755,034	28,477,880



SELECTED FINANCIAL DATA

	December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Cash and cash equivalents	$ 27,720	$ 646,198	$ 2,116,016	$ 2,026,932	$ 4,470,185
Short-term investments	-	-	1,474,949	8,068,310	19,135,415
Working capital	117,477	2,216,854	4,637,238	13,543,782	28,599,560
Net investment in sales-type leases, less current portion	-	-	249,830	574,347	1,328,741
Total assets	927,657	5,638,453	13,129,528	24,196,875	42,209,570
Convertible debenture	225,090(1)	951,456	-	-	-
Capital stock of subsidiary held by minority investor	-	22,668	-	-	-
Stockholders' equity	343,438	2,326,314	10,670,980	22,556,201	39,230,570

(1) Amounts outstanding under the convertible debenture as of December 31, 2001, were classified as a current liability and, accordingly, are included in the working capital of the Company at December 31, 2001, set forth above.

The following table presents the high and low sales prices of the Company's Common Stock for the periods indicated during 2001 and 2000. As of April 9, 2002, there were 337 stockholders of record of the Common Stock.

	Sales Price Per Share	
	High	Low
2001		
First Quarter	0.41	0.06
Second Quarter	0.10	0.05
Third Quarter	0.11	0.05
Fourth Quarter	0.10	0.05
2000		
First Quarter	4.38	0.47
Second Quarter	2.16	0.75
Third Quarter	1.31	0.63
Fourth Quarter	0.66	0.09

The Company has never paid dividends on its capital stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

On February 12, 2001, the Company's stock was delisted from the Nasdaq SmallCap Market. On February 13, 2001 shares of the Company's common stock began trading on the OTC Bulletin Board under the symbol "AFFI."



Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in 1994 to develop and market technologies that enable financial institutions and other businesses to provide consumer financial services electronically with reduced or no human intervention. Due to capital constraints, the Company has suspended efforts to deploy products and services that use its loan processing system, DeciSys/RT®, in order to focus its efforts exclusively on licensing its patents.

To date, the Company has generated substantial operating losses, has experienced an extremely lengthy sales cycle for its products and services and has been required to use a substantial amount of cash resources to fund its operations. The Company does not believe that existing cash and internally generated funds will be sufficient to fund its operations through the second quarter of 2002. Accordingly, to remain viable the Company must raise additional capital immediately. If the Company is unable to raise additional capital soon, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection. To maintain the minimal resources necessary to support its current operations and execute a patent licensing strategy, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital in a manner that would allow it to continue its operations.

Results of Operations

Revenues. The Company's revenues from continuing operations were $1,285,944, $1,723,075, $2,477,877 for the years ended December 31, 2001, 2000, and 1999, respectively. The types of revenue recognized by the Company in the years ended December 31, 2001, 2000, and 1999 are as follows:

Table 1-Revenues

	Years ended December 31, 2001		2000		1999	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Transaction fees	$ 265,666	20.7	$ 544,168	31.6	$ 538,073	21.7
Sales and rental fees	-	-	3,000	0.2	48,962	2.0
Professional services fees	249,871	19.4	319,503	18.5	850,497	34.3
Patent license revenue	20,000	1.6	510,000	29.6	645,000	26.0
Other income	750,407	58.3	346,404	20.1	395,345	16.0
	$ 1,285,944	100.0	$ 1,723,075	100.0	$ 2,477,877	100.0

Transaction fees. The decrease in transaction fees in 2001 compared to 2000 is attributable to the discontinuance of the use of the Company's indirect automobile loan processing system ("iDEAL^{sm}") by its only iDEAL customer in early 2001. Such customer significantly curtailed its operations in late 2000 and completely exited the market in early 2001. During 2001, the Company provided transaction processing services to one customer that uses the Company's *e*-xpertLender® system under a contract which will expire in September 2002. The slight increase in transaction fees in 2000 compared to 1999 is attributable to an increase in the volume of automobile loans processed through the Company's iDEAL system in 2000 compared to 1999.

Sales and rental fees. The Company recognized no revenues associated with the sales and rentals of its Automated Loan Machines ("ALMs") in 2001. During 2000, all remaining ALM operating leases expired, and the Company recognized $3,000 of rental payments associated with its final lease. Sales and rental revenue in 1999 consisted primarily of rental fees associated with several ALMs which were deployed under operating lease agreements and miscellaneous non-recurring sales of hardware to one customer to support the Company's *e*-xpertLender system.

Professional services fees. When the Company agrees to provide professional services to customize its core technology to conform to a specific customer request, the Company generally enters into a contract with the customer for the performance of these services which typically defines deliverables, specific delivery and acceptance dates and specified fees for such services. Upon completion and acceptance of the specific deliverables by the customer, the Company recognizes the corresponding revenue as professional services revenue. Because the Company has suspended efforts to deploy its loan processing systems, it does not anticipate that it will earn professional service fees any time in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In 2001 the Company recognized $249,871 of professional services fees, which were primarily associated with services rendered under one contract. Most of the services were performed during 2000 and the associated revenue was deferred until 2001 and recognized upon termination of the contract. In 2000 the Company recognized $309,503 of professional services revenue associated with final enhancements to its e-xpertLender system for one customer. In 1999, the Company recognized $850,497 of professional services fees, and 64% and 36% of such professional services fees were associated with the customization of the Company's e-xpertLender and iDEAL systems, respectively. This customization was performed during the year to meet the specific requirements of two of the Company's customers.

Patent license revenue. The Company was granted two patents in 1999 covering automated loan processing and one patent in 2000 covering the automated establishment of financial accounts. Both of the Company's loan processing patents are being reexamined by the U. S. Patent and Trademark Office ("PTO"). The PTO's reexamination and capital constraints have adversely affected the Company's ability to sustain an effective patent licensing program to date. In 2001 the Company recognized patent licensing revenue associated with the annual fee from one patent license agreement entered in 1999. Patent license revenue in 2000 related to the granting of five patent license agreements, of which three licenses were granted under a sub-licensing agreement with one customer. The sub-licensing agreement was terminated in January 2001. In addition, 91% of the Company's 2000 patent license revenue was associated with the sub-licensing arrangement. Patent license revenue in 1999 related to the granting of three patent license agreements, of which two, representing 93% of the Company's 1999 patent license revenue, were associated with one customer.

Other income. Other income consists primarily of non-recurring miscellaneous income items and certain insignificant recurring income items such as fees charged for the routine maintenance of the systems the Company has sold. The increase in other income in 2001 compared to 2000 is primarily attributable to the settlement of a lawsuit in the first quarter of 2001. The overall increase was offset by a reduction in other miscellaneous income items due to the suspension of efforts to deploy the Company's loan processing systems. Other income recognized in 2000 was comparable with 1999.

Costs and Expenses

Costs of Revenues. Costs of revenues from continuing operations for the years ended December 31, 2001, 2000, and 1999 were $63,751, $344,931, and $2,068,229, respectively. Cost of revenues includes the direct costs associated with the generation of specific types of revenue and the allocation of certain indirect costs when such costs are specifically identifiable and allocable to revenue producing activities. During the three years ended December 31, 2001, the nature and amounts of costs, as well as gross profit margins, associated with certain revenue producing activities varied significantly due to changes in the nature of the services offered by the Company and due to different pricing structures offered to certain customers.

Costs of revenues and the percentage of the costs of revenues to total costs of revenues for the years ended December 31, 2001, 2000, and 1999 are as follows:

Table 2–Cost of Revenues

	Year ended December 31,					
	2001		2000		1999	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Transaction fees	$ 41,862	65.7	$ 108,193	31.4	$ 209,424	10.1
Sales and rental fees	4,485	7.0	52,240	15.1	445,581	21.5
Professional services fees	15,404	24.2	133,498	38.7	573,381	27.7
Patent license revenue	2,000	3.1	51,000	14.8	64,500	3.2
Contract loss provision	-	-	-	-	775,343	37.5
	$ 63,751	100.0	$ 344,931	100.0	$ 2,068,229	100.0

Costs of transaction fees. The cost of transaction fees consists primarily of the direct costs incurred by the Company to process loan applications through its systems. Such direct costs



are associated with services provided by third parties and includes the cost of credit reports, fraud reports and communications networks used by the Company. The decrease in the costs of transaction fees in 2001 compared to 2000 is due to the termination of the Company's only iDEAL contract in early 2001. The decrease in the costs of transaction fees in 2000 compared to 1999 is primarily due to the implementation of contractual provisions whereby certain of the Company's customers assumed the responsibility for paying the direct costs associated with loan transactions processed on their behalf by the Company.

Costs of sales and rental fees. Costs of sales and rental fees are related to the cost of ALM hardware components associated with ALMs deployed under sales-type leases, maintenance of installed ALMs, amortization associated with capitalized ALMs and related systems development costs, and depreciation associated with ALMs deployed under operating leases. The Company recognized no sales and rental revenue in 2001; however, the Company recognized certain costs, primarily maintenance, associated with certain ALMs deployed under sales-type leases. All such ALM contracts expired in 2001. Costs of sales and rental fees decreased in 2000 compared to 1999 as a result of the expiration of the Company's last ALM operating lease. In 2000, costs of sales and rental fees consisted of depreciation and other costs incidental to the removal of remaining ALMs under operating leases and maintenance associated with remaining ALMs originally deployed under sales-type lease arrangements.

Costs of professional services fees. The costs of professional services fees consist of the costs of the direct labor and the allocation of certain indirect costs associated with performing software and system customization services for customers. The costs of providing professional services will vary depending upon the nature of professional services rendered, the level of developers assigned to specific projects and the duration of the project. Accordingly, the margins recognized by the Company may vary significantly depending upon the nature of the project. The costs of providing professional services decreased in 2001 compared to 2000 and in 2000 compared to 1999 as a result of the continued decrease in the level of projects requiring professional services during the last three-year period.

Costs of patent license revenue. Costs of patent license revenue recognized in 2001, 2000 and 1999 consist of commissions paid to the Company's patent licensing agent and are associated with such agent's commissions for patent licenses granted by the Company. The Company commenced its patent licensing program in 1999.

Contract loss provision. The Company periodically enters into long-term development contracts to design, develop and install loan processing systems for its customers. In conjunction with such contracts the Company periodically evaluates whether costs incurred and estimated future costs exceed estimated revenues under the contract. To the extent such costs exceed contracted revenues, the Company records a charge to costs of revenues. In 1999, the Company recorded contract loss provisions of $775,343.

Research and Development. The Company accounts for research and development costs as operating costs and expenses such costs in the period incurred. In accordance with Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes software costs incurred in the development of a software application after the technological feasibility of the application has been established. Technological feasibility is established when an application design and a working model of the application have been completed and the completeness of the working model and its consistency with the application design have been confirmed by testing. From the time technological feasibility is established until the time the relevant application is available for general release to customers, software development costs incurred are capitalized at the lower of cost or net realizable value. Thereafter, costs related to the application are again expensed as incurred. Capitalized software development costs are amortized using the greater of the revenue curve or straight-line method over the estimated economic life of the application. Software costs capitalized include direct labor, other costs directly associated with the development of the related application and an allocation of indirect costs, primarily facility costs and other costs associated with the Company's software development staff. The Company bases such allocation on the

Management's Discussion and Analysis of Financial Condition and Results of Operations

percentage of the Company's total labor costs represented by the software development labor costs.

Research and development expenses for the year ended December 31, 2001, were $496,441, compared to $683,600 and $1,870,509 for 2000 and 1999, respectively. The decrease in research and development expense in 2001 compared to 2000 and in 2000 compared to 1999 is due to a decrease in the number of employees involved in development activities due to the continued reduction in the Company's research and development activities over the past three years.

The Company capitalized no costs associated with software development in 2001 and 2000. During 1999, the Company capitalized approximately $138,000 of software development costs related primarily to the development of certain financial service applications processed using DeciSys/RT. When a product is available for general release to customers, capitalization of such costs is discontinued and amounts capitalized are generally amortized over a 48 month period.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses related to continuing operations for the year ended December 31, 2001, were $3,847,807, compared to $6,791,767 and $10,548,539 for the years ended December 31, 2000 and 1999, respectively.

SG&A expenses during 2001 consisted primarily of personnel expense of approximately $787,000; professional fees of approximately $470,000; depreciation and amortization expense of approximately $570,000; and rent expense of approximately $312,000.

SG&A expenses during 2000 consisted primarily of personnel expense of approximately $1,649,000; professional fees of approximately $754,000; depreciation and amortization expense of approximately $1,621,000; rent expense of approximately $476,000; and writedown of deferred software development costs of approximately $518,000.

SG&A expenses during 1999 consisted primarily of personnel expense of approximately $3,932,000; professional fees of approximately $941,000; depreciation and amortization expense of approximately $1,659,000; rent expense of approximately $866,000; provision for excess rental capacity of approximately $449,000; writedown of deferred software development costs of approximately $370,000; and travel costs of approximately $237,000.

The decrease in SG&A in 2001 compared to 2000 and 2000 compared to 1999 is due the continued reduction of the Company's workforce over the past three years. SG&A expenses were lower in all material categories in 2001 compared to 2000 and in 2000 compared to 1999.

Impairment Loss. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including property and equipment and goodwill. In accordance with its evaluation, the Company recorded an impairment loss of $448,945 and $2,608,773 in 2001 and 2000, respectively. In 2001, the impairment loss was primarily associated with goodwill the Company had previously recorded in conjunction with the acquisition of an insurance business which included rights to a patent. In 2001 the Company was unsuccessful in obtaining expanded rights associated with the insurance patent and accordingly wrote off all amounts previously recorded as goodwill. The impairment loss in 2000 was primarily attributable to certain assets used or associated with its software and consumer loan processing business, which the Company has significantly curtailed. Impairment losses included charges taken by the Company to reduce the carrying value of property and equipment and goodwill. The Company did not record any impairment losses in 1999.

Interest Income

Interest income associated with continuing operations was $10,101, $64,155, and $305,362 during 2001, 2000, and 1999, respectively, and primarily reflects interest income attributable to short-term investments and the amortization of deferred interest income attributable to ALM sales-type leases. The decrease in interest income in 2001 compared to 2000 and 2000 compared to 1999 is attributable to the continued decrease in average cash and cash equivalents and investment balances and ALMs deployed under sales-type leases.

Interest Expense

Interest expense associated with continuing operations was $115,557 in 2001, compared to $26,277 in 2000. Interest



Management's Discussion and Analysis of Financial Condition and Results of Operations

expense is primarily associated with the issuance of a $1 million convertible debenture in November 2000 and the issuance of a $1 million note in July 2001. The Company incurred no interest expense in 1999.

Income (Loss) from Operations of Discontinued Subsidiary and Gain on Disposal of Subsidiary

In July 2001 the Company issued a $1 million note to HomeGold, which note was collateralized by the stock of Surety, the Company's wholly-owned mortgage banking subsidiary. On December 31, 2001, the Company tendered the stock of Surety to HomeGold in full satisfaction of the $1 million note and accrued interest of $25,511. The Company accounted for the transaction as the disposal of a segment of a business and has reported the operations of Surety as a separate component of loss for 2001, 2000, and 1999. Similarly, the gain of $891,569 which the Company recognized is also reported as a separate component of loss in 2001.

The components of Surety's operations for 2001, 2000 and 1999 are as follows:

Table 3–Discontinued Operations	Year ended December 31, 2001	2000	1999
Mortgage revenue	$ 2,851,720	$ 432,438	$ 397,024
Costs of revenue	1,008,266	212,397	194,239
S G & A	1,378,366	812,711	659,771
Total costs and expenses	2,386,632	1,025,108	854,010
	465,088	(592,670)	(456,986)
Net interest income	2,100	57,692	66,388
Net income (loss)	$ 467,188	$ (534,978)	$ (390,598)

Surety was formed to deploy and test the Company's automated mortgage loan application system ("Mortgage ALM"), and engaged in mortgage brokerage activities which involved originating, processing and selling mortgage loans to outside investors. Surety originated and processed mortgage loans directly with consumers or on behalf of correspondents, and immediately sold such loans to institutions that sponsor the loan programs offered by Surety. Surety only offered loans that would be acquired by such institutions under such programs. Upon making the loan commitment to the borrower, Surety immediately received a commitment from an institution to acquire the loan upon closing. Mortgage revenue included gains on sales of mortgage loans to institutions, loan fees received for originating and processing the loan and fees charged to third parties for processing services pursuant to certain contracts Surety entered during 2000 and 2001. Loan origination fees and all other direct costs associated with originating loans were recognized at the time the loans were sold.

Surety's mortgage revenues and costs and expenses increased in 2001 compared to 2000 as a result of a one-year processing contract that was entered into in December 2000, which required the Company to expand Surety's employee base. As a result of the processing contract, Surety recognized mortgage revenues of approximately $1,842,000 in 2001. The contract expired on December 31, 2001. Surety's mortgage revenues and costs and expenses increased in 2000 compared to 1999 as a result of the deployment of additional Mortgage ALMs which resulted in higher levels of mortgage loan applications processed.

Income Taxes

The Company has recorded a valuation allowance for the full amount of its net deferred income tax assets as of December 31, 2001, 2000, and 1999, based on management's evaluation of the recognition criteria as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Liquidity and Capital Resources

The Company has generated net losses of $66,593,979 since its inception and has financed its operations primarily through net proceeds from its initial public offering in May 1996 and cash generated from operations and other financing transactions. Net proceeds from the Company's initial public offering were $60,088,516. Additionally, in 2000 the Company sold 484,848 shares of its common stock for $500,000 and issued a $1 million convertible debenture. In 2001 the Company issued a $1 million note to HomeGold, and on December 31, 2001, the

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company tendered the stock of Surety in full satisfaction of outstanding principal and accrued interest under the note.

To date, the Company has generated substantial operating losses, has experienced an extremely lengthy sales cycle for its products and services and has been required to use a substantial amount of cash resources to fund its operations. The Company does not believe that existing cash and internally generated funds will be sufficient to fund its operations through the second quarter of 2002. Accordingly, to remain viable the Company must raise additional capital immediately. If the Company is unable to raise additional capital soon, it will be forced to consider alternatives for winding down its business, which may include filing for bankruptcy protection. To maintain the minimal resources necessary to support its current operations, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital in a manner that would allow it to continue its operations.

In the second quarter of 2001, the Company issued a $1 million note to HomeGold Financial, Inc., which was secured by the stock of its wholly-owned mortgage subsidiary, Surety Mortgage, Inc. The note matured on December 31, 2001, at which time the Company tendered the stock of Surety in full satisfaction of outstanding principal and accrued interest under the note. The Company had previously entered into a contract with HomeGold under which it processed certain mortgage loan applications originated by HomeGold. Such contract expired on December 31, 2001.

In June 2000, the Company entered into an agreement with Redmond Fund, Inc. ("Redmond") under which Redmond acquired, for $500,000, 484,848 shares of the Company's common stock and a warrant to acquire an additional 484,848 shares for $1.37 per share.

On September 22, 2000, the Company entered into a convertible debenture and warrants purchase agreement with AMRO International, S.A. The agreement was amended in August 2001 as described below. Under the original agreement, on November 22, 2000 the Company issued to AMRO an 8% convertible debenture in the principal amount of $1,000,000. The debenture was convertible, at the option of AMRO, into shares of the Company's common stock at a price equal to the lesser of $1.00 per share or 65% of the average of the three lowest closing prices of the Company's stock during the month prior to conversion. Under the original agreement, the debenture matured on May 22, 2002, subject to earlier conversion and certain provisions regarding acceleration upon default and prepayment. Under the original agreement, on November 22, 2000 the Company also issued to AMRO a three-year warrant to acquire 200,000 shares of the Company's common stock. The warrant exercise price was originally $0.3542 per share. As of December 31, 2001, AMRO had exercised a portion of the debenture into an aggregate of 6,214,655 shares of the Company's stock. The outstanding principal and interest under the debenture as of December 31, 2001, was $240,365.

In August 2001, the Company and AMRO amended the convertible debenture and warrants purchase agreement. Under the terms of the amendment, the Company agreed to repay the debenture in full in a series of monthly payments through June 2002, and AMRO agreed not to convert the debenture into any additional shares of the Company's common stock. In addition, the Company agreed to reduce the exercise price of the warrant issued to AMRO from $0.3542 per share to $0.05 per share. AMRO's agreement to refrain from converting the debenture into additional shares of the Company's common stock is subject to the Company's timely payment of amounts under the debenture in accordance with the amendment. The amendment requires the Company to use 25% of the net proceeds of any debt or equity financing to repay amounts outstanding under the debenture, and to repay the debenture in full if the Company enters into a merger, consolidation or sale of all or substantially all of its assets.

On September 26, 2000, the Company entered into a common stock purchase agreement with another accredited investor. Under the agreement, the Company may sell, periodically in monthly installments during a period of 18 months, up to 6,000,000 shares of the Company's common stock at a price equal to 85% of the volume adjusted average market price of the Company's stock at the time of issuance. The Company would



not be permitted to sell any shares until it has registered such shares for sale by the investor under the Securities Act of 1933. Under the agreement, the Company issued to the investor a three-year warrant to acquire 720,000 shares of the Company's common stock at $0.8554 per share, which exercise price was reduced to $0.05 per share in connection with the August 2001 amendment to the AMRO debenture. In addition, any time the Company sells any shares of stock under the agreement, it would be required to issue to the investor a 35-day warrant to acquire 25% of the number of shares sold. The warrant would be exercisable at the average purchase price paid by the investor for such shares. The amount of capital the Company may raise under the common stock purchase agreement during any month may not be less than $50,000 or more than the lesser of $1,000,000 or 4.5% of the product of the daily volume-weighted average stock price during the three-month period prior to a drawdown request and the total trading volume in the Company's stock during the same three-month period. Based on these limitations, the Company would not be able to sell any shares of its stock under the equity line agreement as of March 31, 2002.

During June 1998, Surety entered into an agreement with a lender to establish a credit facility with a maximum borrowing amount of $2,000,000. Pursuant to the terms of the agreement, Surety obtained advances from the lender for funding of mortgage loans made by Surety during the interim period between the funding and sale of the loans to permanent investors. All advances made pursuant to the agreement are secured by a security interest in the rights and benefits due Surety in conjunction with the making of the underlying loan. The interest rate of the credit facility was at the lender's prime rate plus 50 basis points. The credit facility was eliminated at the time the Company tendered its stock in Surety to HomeGold to repay amounts outstanding under the HomeGold note. Outstanding borrowings under the Loan Warehousing Agreement at December 31, 2000 were $922,545 bearing an interest rate of 10%. There were no outstanding borrowings under the Loan Warehousing Agreement as of December 31, 1999.

Net cash used during the year ended December 31, 2001, to fund operations was approximately $2,062,000, compared to approximately $5,291,000 and $6,101,000 for 2000 and 1999, respectively. During 2001, proceeds from the offering and other sources of cash were used to fund current research and development of approximately $496,000. During 2000, proceeds from the offering and other sources of cash were used to fund current period operations, research and development of approximately $684,000, and capital expenditures of approximately $342,000. During 1999, proceeds from the offering and other sources of cash were used to fund current period operations, research and development of approximately $1,871,000, software development of approximately $138,000 and capital expenditures of approximately $195,000. At December 31, 2001, 2000, and 1999, cash and liquid investments were $27,720, $646,198, and $3,590,965, respectively, and working capital was $117,477, $2,216,854, and $4,637,238, respectively.

Quantitative and Qualitative Disclosures about Market Risk

The Company's market risk exposure is the potential loss arising from changes in interest rates and its impact on the Company's mortgage brokerage business, which were suspended on December 31, 2001. The Company does not believe that its mortgage brokerage business exposed it to significant market risk for changes in interest rates.



CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 27,720	$ 646,198
Receivables, less allowance for doubtful accounts of $10,601 and $9,467 at December 31, 2001 and 2000, respectively	459,107	1,830,491
Net investment in sales-type leases – current	-	157,139
Inventories	100,379	977,274
Other current assets	114,490	388,961
Total current assets	701,696	4,000,063
Property and equipment, net	182,918	862,813
Software development costs, less accumulated amortization of $670,858 and $411,793 at December 31, 2001 and 2000, respectively	40,114	299,179
Other assets	2,929	476,398
Total assets	$ 927,657	$ 5,638,453

	December 31, 2001	December 31, 2000
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	139,758	252,040
Accrued expenses	126,272	414,717
Accrued compensation and related benefits	93,099	151,800
Notes payable	-	922,545
Convertible debenture	225,090	-
Current portion of deferred revenue – third parties	-	42,107
Total current liabilities	584,219	1,783,209
Convertible debenture	-	951,456
Deferred revenue	-	554,806
Capital stock of subsidiary held by minority investor	-	22,668
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, par value $0.0001; authorized 60,000,000 shares, issued 42,399,363 shares in 2001 and 32,713,368 shares in 2000	4,240	3,271
Additional paid-in capital	70,386,464	70,084,414
Common stock warrants	52,000	52,000
Deferred compensation	-	(31,804)
Treasury stock, at cost (2,168,008 shares at December 31, 2001 and 2000)	(3,505,287)	(3,505,287)
Accumulated deficit	(66,593,979)	(64,276,280)
Total stockholders' equity	343,438	2,326,314
Total liabilities and stockholders' equity	$ 927,657	$ 5,638,453

See accompanying notes.



Consolidated Statements of Operations

	Years ended December 31, 2001	2000	1999
Revenues:			
Transactions	$ 265,666	$ 544,168	$ 538,073
Sales and rental	-	3,000	48,962
Professional services	249,871	319,503	850,497
Patent license revenue	20,000	510,000	645,000
Other income	750,407	346,404	395,345
	1,285,944	1,723,075	2,477,877
Costs and expenses:			
Cost of revenues	63,751	344,931	2,068,229
Research and development	496,441	683,600	1,870,509
Selling, general and administrative expenses	3,847,807	6,791,767	10,548,539
Impairment loss	448,945	2,608,773	-
	4,856,944	10,429,071	14,487,277
Operating loss from continuing operations	(3,571,000)	(8,705,996)	(12,009,400)
Interest income	10,101	64,155	305,362
Interest expense	(115,557)	(26,277)	-
Loss from continuing operations	$ (3,676,456)	$ (8,668,118)	$ (11,704,038)
Income (loss) from operations of discontinued subsidiary	467,188	(534,978)	(390,598)
Gain on disposal of subsidiary	891,569	-	-
Net loss	$ (2,317,699)	$ (9,203,096)	$ (12,094,636)
Loss per share – basic and diluted:			
Continuing operations	$ (0.10)	$ (0.29)	$ (0.39)
Net loss per share	$ (0.06)	$ (0.30)	$ (0.41)
Shares used in computing net loss per share	38,004,089	30,242,054	29,738,459

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Common Stock Warrants	Deferred Compensation	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 1998	$ 3,157	$ 69,392,545	$ -	$ (489,656)	$ (3,371,297)	$ (42,978,548)	$ 22,556,201
Exercise of stock options	39	173,209	-	-	(119,522)	-	53,726
Forfeiture of stock options	-	(170,800)	-	170,800	-	-	-
Amortization of deferred compensation	-	-	-	155,689	-	-	155,689
Net loss	-	-	-	-	-	(12,094,636)	(12,094,636)
Balance at December 31, 1999	3,196	69,394,954	-	(163,167)	(3,490,819)	(55,073,184)	10,670,980
Exercise of stock options	23	189,733	-	-	(14,468)	-	175,288
Forfeiture of stock options	-	(28,980)	-	28,980	-	-	-
Amortization of deferred compensation	-	-	-	102,383	-	-	102,383
Issuance of common stock in private placement	48	499,952	-	-	-	-	500,000
Issuance of common stock as finder's fee	4	28,755	-	-	-	-	28,759
Issuance of common stock warrants	-	-	52,000	-	-	-	52,000
Net loss	-	-	-	-	-	(9,203,096)	(9,203,096)
Balance at December 31, 2000	3,271	70,084,414	52,000	(31,804)	(3,505,287)	(64,276,280)	2,326,314
Exercise of warrant	347	-	-	-	-	-	347
Debenture conversion to common stock	622	302,050	-	-	-	-	302,672
Amortization of deferred compensation	-	-	-	31,804	-	-	31,804
Net loss	-	-	-	-	-	(2,317,699)	(2,317,699)
Balance at December 31, 2001	$ 4,240	$ 70,386,464	$ 52,000	$ -	$ (3,505,287)	$ (66,593,979)	$ 343,438

See accompanying notes.



CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000	1999
Operating activities			
Net loss	$(2,317,699)	$(9,203,096)	$(12,094,636)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	841,258	1,921,528	2,449,521
Amortization of deferred compensation	31,804	102,383	155,689
Gain on disposal of subsidiary	(891,569)	-	-
Impairment loss	448,945	2,608,773	-
Writedown of software development costs	-	517,903	369,787
Provision for doubtful accounts	22,909	60,000	60,000
Inventory valuation allowance	865,000	120,000	694,940
Contract loss provision	-	-	775,343
Deferred revenue	(568,942)	(97,603)	128,077
Other	114,254	21,926	24,837
Changes in current assets and liabilities:			
Accounts receivable	(668,569)	(1,176,847)	(45,645)
Net investment in sales-type leases	157,139	417,176	534,425
Inventories	11,895	127,258	71,051
Other assets	179,429	234,981	(55,395)
Accounts payable	(16,898)	36,143	31,278
Accrued expenses	(248,184)	(338,050)	400,297
Accrued compensation and related benefits	(22,705)	(643,568)	399,702
Net cash used in operating activities	(2,061,933)	(5,291,093)	(6,100,729)
Investing activities			
Purchases of property and equipment	(129,351)	(342,403)	(194,726)
Proceeds from sale of property and equipment	14,781	65,895	16,872
Software development costs	-	-	(137,940)
Purchases of short-term investments	-	-	(2,474,949)
Sales of short-term investments	-	1,474,949	9,068,310
Net cash (used in) provided by investing activities	(114,570)	1,198,441	6,277,567
Financing activities			
Proceeds from convertible debenture	-	1,000,000	-
Proceeds from notes payable to third parties	28,241,861	11,531,712	-
Payments on notes payable to third parties	(26,684,183)	(10,609,166)	(141,480)
Proceeds from sale of common stock	-	500,000	-
Proceeds from sale of minority interest in subsidiary	-	25,000	-
Exercise of options	-	175,288	53,726
Exercise of warrants	347	-	-
Net cash provided by (used in) financing activities	1,558,025	2,622,834	(87,754)
Net (decrease) increase in cash	(618,478)	(1,469,818)	89,084
Cash and cash equivalents at beginning of year	646,198	2,116,016	2,026,932
Cash and cash equivalents at end of year	$ 27,720	$ 646,198	$ 2,116,016

See accompanying notes.

Notes to Consolidated Financial Statements

1. Going Concern

To date, the Company has generated substantial operating losses, has experienced an extremely lengthy sales cycle for its products and services and has been required to use a substantial amount of cash resources to fund its operations. The Company does not believe that existing cash and internally generated funds will be sufficient to fund its operations through the second quarter of 2002. Accordingly, to remain viable the Company must raise additional capital immediately. To maintain the minimal resources necessary to support its current operations, the Company does not believe that substantial additional reductions in its operating expenses are feasible. No assurances can be given that the Company will be able to raise additional capital in a manner that would allow it to continue its operations.

The Company is evaluating alternatives to secure sufficient additional working capital to continue its business activities through 2002 and beyond. Such alternatives include the placement of additional debt and/or equity securities and the possible sale of certain assets.

There is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from this uncertainty. However, management believes that any adjustments to reflect the possible future effects on the recoverability and classification of assets and amounts of liabilities would not be material to the Company's financial position.

2. The Company

The Company was incorporated on January 12, 1994. Since its formation the Company concentrated its product development efforts primarily on a "closed loop" electronic commerce system that utilizes its proprietary Decisys/RT technology and enables financial institutions to automate the processing and consummation of consumer loans and other financial services at the point of sale. This technology is designed to enable financial institutions to open new distribution channels for their products and services, thereby increasing assets and revenues and broadening customer relationships while reducing their operating and infrastructure costs.

Through its wholly owned subsidiary, Surety Mortgage, Inc. ("Surety"), the Company deployed its Mortgage ALM product in locations where consumers are likely to apply for a mortgage loan. Surety deployed Mortgage ALMs, processed mortgage loan applications obtained through its Mortgage ALM network and processed mortgage loan applications under contracts with third parties.

The Company owns certain patents generally covering the automated establishment of loans and other financial accounts. The Company has suspended its development and marketing efforts related to its "closed loop" electronic commerce technologies and has suspended its mortgage banking business. The principal future activities of the Company will involve the development of a patent licensing program.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Affinity Technology Group, Inc. (the "Company" or "ATG") and its subsidiaries, Affinity Bank Technology Corporation, Affinity Clearinghouse Corporation, Affinity Credit Corporation, Affinity Processing Corporation ("APC"), Affinity Mortgage Technology, Inc., decisioning.com and Multi Financial Services, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

The Company classifies its investments as held to maturity or available for sale. At December 31, 2001 and 2000 the Company had no investments. All mortgage loans originated and processed by Surety were sold to permanent investors. The Company had no unrealized holding gains or losses associated



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with investments classified as available for sale during the years ended December 31, 2001, 2000, and 1999.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, investments, accounts receivable, net investment in sales-type leases, accounts payable and notes payable approximate their fair values. Fair values of investments are based on quoted market prices.

Inventories

Inventories at December 31, 2001 and 2000 are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") cost flow assumption.

Other Current Assets

At December 31, 2001, other current assets consisted of prepaid expenses of $114,490. Other current assets at December 31, 2000 consisted of deferred contract costs of $176,083 and prepaid expenses of $212,878.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from five to ten years for office furniture and fixtures and three to five years for all other depreciable assets. Depreciation expense (including amortization of equipment leased under capital leases) was approximately $676,000, $1,620,000, and $1,807,000 during 2001, 2000, and 1999, respectively.

Software Development Costs

Costs incurred in the development of software, which is incorporated as part of the Company's products or sold separately, are capitalized after a product's technological feasibility has been established. Capitalization of such costs is discontinued when a product is available for general release to customers. Software development costs are capitalized at the lower of cost or net realizable value and amortized using the greater of the revenue curve method or the straight-line method over the estimated economic life of the related product. Amortization begins when a product is ready for general release to customers. The net realizable value of unamortized capitalized costs is periodically evaluated and, to the extent such costs exceed the net realizable value, unamortized amounts are reduced to net realizable value. In 2000 and 1999, the Company recorded charges of approximately $518,000 and $370,000, respectively, to reduce recorded balances of unamortized capitalized software costs to their net realizable value.

Amortization of capitalized software development was approximately $259,000, $382,000, and $342,000 during 2001, 2000, and 1999, respectively.

Valuation of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), the Company periodically evaluates the carrying value of long-lived assets to be held and used, including property and equipment and goodwill, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In the event of such, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. In 2001 and 2000, the Company recorded certain impairment charges related to certain of its long-lived assets. In 2001, the Company recorded impairment charges of approximately $449,000, $399,000 of which is related to goodwill. Impairment charges recorded by the Company in 2000 were approximately: property and equipment, $1,103,000; goodwill, $1,453,000 (see "Intangible Assets" below); and other non-current assets of $53,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

Intangible assets arising from the excess of cost over acquired assets are amortized by the straight-line method over their estimated useful life of ten years. Intangible assets, primarily goodwill, consisted of approximately $1,470,000 which was recorded in conjunction with the acquisition of Buy American, Inc. and Project Freedom, Inc. (see Note 10), and approximately $1,400,000 which was recorded in conjunction with the exchange of APC common stock for the Company's common stock. See "Minority Investor" below. Accumulated amortization associated with these intangible assets approximated $528,000 and $661,000 at December 31, 2000 and 1999, respectively. In accordance with its evaluation of its long-lived assets, the Company recorded an impairment charge related to goodwill in the amount of $399,000 and $1,453,000 in 2001 and 2000, respectively. Such charges eliminated the recorded balance of goodwill associated with the exchange of APC common stock for the Company's common stock in 2000 and eliminated the unamortized balance of goodwill associated with the acquisition of Buy American and Project Freedom in 2001.

Minority Investor

An unrelated third party exchanged 240,570 shares of APC common stock for 666,667 shares of the Company's common stock on May 21, 1997. The exchange was accounted for as a purchase of minority interest in a majority owned subsidiary. The fair market value of the Company's common stock at the time of the exchange was approximately $1,600,000. The unrelated third party had previously acquired the shares of APC common stock for aggregate consideration of $125,000, and 90,988 shares of APC convertible preferred stock, which was acquired for aggregate consideration of $75,000. These holdings represented a 24.9% minority interest in APC at the date of exchange.

Software Revenue Recognition

The Company has adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"), as amended, effective for transactions entered into in fiscal years beginning after December 15, 1997. SOP 97-2 provides guidance on software revenue recognition associated with the licensing and selling of computer software. The Company did not recognize any revenue during 2001, 2000 or 1999 associated with contracts subject to SOP 97-2 guidance.

Revenue Recognition

Transaction fees – Transaction fee revenue is recognized as the related transactions are processed. Transaction processing fees revenue represented approximately 20.7%, 31.6%, and 21.7% of total revenue from continuing operations during 2001, 2000, and 1999, respectively.

Mortgage processing services – Surety engaged in mortgage brokerage activities, which generally involves originating, processing, and selling mortgage loan products to outside investors. Surety originated and/or processed mortgage loans directly with consumers or on behalf of correspondents and immediately sold such loans to investors that sponsor the loan programs offered by Surety. Surety only offered loans that would be acquired by the investors under such programs. Upon making the loan commitment to the borrower, Surety immediately received a commitment from an investor to acquire the loan upon closing. Loan origination fees include gains on sales of mortgage loans to investors and loan origination fees received for originating and processing the loan. Loan origination fees and all direct costs associated with originating loans are recognized at the time the loans are sold. On December 31, 2001, the Company tendered the stock of Surety in full satisfaction of a $1 million note and accrued interest (see Note 13).

Sales and rental – Revenue and costs related to leases of ALM equipment are recognized in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases" (see Note 4). Revenue from sales-type leases is generally recognized when the equipment is installed and accepted by the customer. Operating lease revenue is recognized ratably over the lease term.

Professional services – In conjunction with the installation of the Company's technology, periodically additional customer specific technology development is performed by the Company

in the form of professional services. The Company generally enters into a contract with the customer for the performance of these services. Upon completion and acceptance of professional services by the customer, the Company recognizes the corresponding revenue.

Patent licensing – The Company recognizes revenue from patent licensing activities pursuant to the provisions of each license agreement which specify the periods to which the related license and corresponding revenue applies.

Software licensing – The Company recognizes revenue from sales of software licenses upon delivery of the software product to a customer, unless the Company has significant related obligations remaining. When significant obligations remain after the software product has been delivered, revenue is not recognized until such obligations have been completed or are no longer significant. The costs of any remaining insignificant obligations are accrued when the related revenue is recognized.

Deferred revenues – Deferred revenues relate to unearned revenue on ALM leases and certain other amounts billed to customers for which acceptance of the underlying product or service is not fully complete.

Cost of Revenues

Cost of revenues consists of costs associated with initial set-up, transaction fees, sales and rental revenues, professional services and mortgage processing services. Additionally, contract loss provisions are charged to cost of revenues. Costs associated with initial set-up fees include labor, other direct costs and an allocation of related indirect costs. The Company did not deploy any ALMs during 2001, 2000 and 1999. No costs were incurred in 2001, 2000, and 1999 in association with initial set-up revenue recognized. Costs associated with transaction fees include the direct costs incurred by the Company related to transactions it processes for its customers. Costs of transaction fees approximated $42,000, $108,000, and $209,000 in 2001, 2000, and 1999, respectively. Costs associated with sales and rental revenues include the cost of the leased ALM hardware, other direct costs and an allocation of related indirect costs. Costs of ALM hardware sold under sales-type leases, depreciation expense for hardware leased to customers under operating leases and other direct costs associated with sales and rental revenues totaled approximately $5,000, $52,000, and $446,000 for the years ended December 31, 2001, 2000, and 1999, respectively. Costs associated with professional services include labor, other direct costs and an allocation of related indirect costs. Labor and other direct and allocation of indirect costs associated with professional services totaled approximately $15,000, $133,000, and $573,000 for the years ended December 31, 2001, 2000, and 1999, respectively. Costs of patent license revenues consist of commissions paid by the Company to its previous patent licensing agent and totaled $2,000, $51,000 and $64,500 for the years ended December 31, 2001, 2000 and 1999, respectively. In 1999 the Company recorded contract loss provisions of approximately $775,000.

Stock Based Compensation

The Company accounts for stock options in accordance with APB Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is recognized for stock or stock options issued at fair value. For stock options granted at exercise prices below the estimated fair value, the Company records deferred compensation expense for the difference between the exercise price of the shares and the estimated fair value. The deferred compensation expense is amortized ratably over the vesting period of the individual options. For performance based stock options, the Company records compensation expense related to these options over the performance period.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), provides an alternative to APB 25 in accounting for stock based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock based compensation arrangements under APB 25, SFAS 123 requires disclosure of the pro forma effect on net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied. The

Notes to Consolidated Financial Statements

pro forma effect on net income and earnings per share were not material for the years-ended December 31, 2001, 2000, and 1999. The Company intends to continue to account for stock based compensation arrangements under APB No. 25 and has adopted the pro forma disclosure requirements of SFAS 123.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising and marketing expense was approximately $8,000, $33,000, and $77,000 during 2001, 2000, and 1999, respectively.

Net Loss Per Share of Common Stock

All net loss per share of Common Stock amounts presented have been computed based on the weighted average number of shares of Common Stock outstanding in accordance with SFAS 128. Stock warrants and stock options are not included in the calculation of dilutive loss per common share because the Company has experienced operating losses in all periods presented and, therefore, the effect would be antidilutive.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supercedes Accounting Principles Bulletin No. 17 "Intangible Assets." SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS 142 are: (a) goodwill and indefinite lived intangible assets will no longer be amortized, (b) goodwill will be tested for impairment at least annually, (c) intangible assets deemed to have indefinite life will be tested for impairment at least annually and (d) the amortization period of intangible assets with finite lives will no longer be limited to forty years. The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS 142 to have a material effect on its financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 provides accounting guidance for financial accounting and reporting for the impairment or disposal of long-lived assets. The statement supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." It also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" related to the disposal of a segment of a business. The statement is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS 144 to have a material effect on its financial statements.

Income Taxes

Deferred income taxes are calculated using the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

Concentrations of Credit Risk

The Company markets its products and services to financial institutions throughout the United States. The Company performs ongoing credit evaluations of customers and retains a security interest in leased equipment related to sales-type leases.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in 1999 and 2000 have been reclassified to conform to 2001 presentations for comparability. These reclassifications have no effect on previously reported stockholders' equity or net loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Sales-Type and Operating Leases

The components of the net investment in sales-type leases are as follows:

	December 31, 2000
Total minimum lease payments receivable	$ 162,972
Less unearned interest income	(5,833)
Net investment in sales-type leases	$ 157,139
Net investment in sales-type leases is classified as:	
Current	$ 157,139
Non-current	-
	$ 157,139

5. Inventories

Inventories consist of the following:

	December 31, 2001	December 31, 2000
Electronic parts and other components	$ 312,164	$ 676,546
Work in process	28,784	774,331
Finished goods	744,324	754,325
	1,085,272	2,205,202
Reserve for obsolescence	(984,893)	(1,227,928)
	$ 100,379	$ 977,274

6. Property and Equipment

Property and equipment consists of the following:

	December 31, 2001	December 31, 2000
Data processing equipment	$ 2,137,414	$ 2,618,284
Demonstration equipment	113,106	727,267
Office furniture and fixtures	355,441	1,426,348
Automobiles	72,003	72,003
Purchased software	1,962,273	2,017,891
	4,640,237	6,861,793
Less accumulated depreciation and amortization	(4,457,319)	(5,998,980)
	$ 182,918	$ 862,813

7. Notes Payable

During June 1998, Surety entered into an agreement with a lender to establish a credit facility with a maximum borrowing amount of $2,000,000. Pursuant to the terms of the agreement, Surety obtained advances from the lender for funding of mortgage loans made by Surety during the interim period between the funding and sale of the loans to permanent investors. All advances made pursuant to the agreement were secured by a security interest in the rights and benefits due Surety in conjunction with the making of the underlying loan. The interest rate of the credit facility was at the lender's prime rate plus 50 basis points. The credit facility was eliminated in conjunction with the tendering of Surety's stock in satisfaction of a note payable. Outstanding borrowings under the Loan Warehousing Agreement at December 31, 2000 were $922,545 bearing an interest rate of 10%. There were no outstanding borrowings under the Loan Warehousing Agreement as of December 31, 1999.

8. Convertible Debenture

On September 22, 2000, the Company entered into a convertible debenture and warrants purchase agreement with AMRO International, S.A. ("AMRO"). The agreement was amended in August 2001 as described below. Under the original agreement, on November 22, 2000 the Company issued to AMRO an 8% convertible debenture in the principal amount of $1,000,000. The debenture was convertible, at the option of AMRO, into shares of the Company's common stock at a price equal to the lesser of $1.00 per share or 65% of the average of the three lowest closing prices of the Company's stock during the month prior to conversion. Under the original agreement, the debenture matured on May 22, 2002, subject to earlier conversion and certain provisions regarding acceleration upon default and prepayment. Under the original agreement, on November 22, 2000 the Company also issued to AMRO a three-year warrant to acquire 200,000 shares of the Company's common stock. The warrant exercise price was $0.3542 per share. As of December 31, 2001, AMRO had exercised a portion of the debenture into an aggregate of 6,214,655 shares of the Company's stock.

In August 2001, the Company and AMRO amended the convertible debenture and warrants purchase agreement. Under the terms of the amendment, the Company agreed to repay the debenture in full in a series of monthly payments through June 2002, and AMRO agreed not to convert the debenture into any

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

additional shares of the Company's common stock. In addition, the Company agreed to reduce the exercise price of the warrant issued to AMRO from $0.3542 per share to $0.05 per share, and to reduce the exercise price for a warrant to acquire 720,000 shares issued to the investor for the Company's equity line agreement from $0.8554 per share to $0.05 per share. The effect of such warrant repricing was not material to the Company's financial statements. AMRO's agreement to refrain from converting the debenture into additional shares of the Company's common stock is subject to the Company's timely payment of amounts under the debenture in accordance with the amendment. The amendment requires the Company to use 25% of the net proceeds of any debt or equity financing to repay amounts outstanding under the debenture, and to repay the debenture in full if the Company enters into a merger, consolidation or sale of all or substantially all of its assets. The outstanding principal and interest under the debenture as of the date it was amended was $703,435.

9. Stockholders' Equity

Preferred Stock

Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations, or restrictions. thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. At December 31, 2001 and 2000 there are no shares of preferred stock issued or outstanding.

Stock Option Plans

During 1995, the Company adopted the 1995 Option Plan under which incentive stock options and nonqualified stock options may be granted to employees, directors, consultants or independent contractors. At December 31, 2001, approximately 161,000 options were exercisable under the 1995 Option Plan. At December 31, 2001, the weighted average exercise price was $0.44 and the weighted average remaining contractual life was 4.0 years. This plan closed during April 1996.

In April 1996, the Company adopted the 1996 Incentive Stock Option Plan. Under the terms of both plans, incentive options may be issued at an exercise price not less than the estimated fair market value on the date of grant. Generally, options granted vest ratably over a 60 month term.

In addition, the 1996 Stock Option Plan was amended and restated effective May 28, 1999, to increase the number of shares of common stock available for issuance from 1,900,000 to 2,900,000 and to permit non-employee directors to participate in the 1996 Stock Option Plan. As a result of the amendment, non-employee directors will receive options to purchase 5,000 shares of Common Stock of the company on the 5th business day after each annual shareholder meeting.

A summary of activity under the 1996 and 1995 Option Plans is as follows:

		Options Outstanding	
	Shares Available for Grant	Number of Shares	Weighted Average Price Per Share
1995 Stock Option Plan			
Balance at December 31, 1998	-	702,214	$0.44
Options canceled/forfeited	-	(69,324)	$0.44
Options exercised	-	(387,076)	$0.44
Balance at December 31, 1999	-	245,814	$0.44
Options canceled/forfeited	-	(9,434)	$0.44
Options exercised	-	(53,000)	$0.44
Balance at December 31, 2000	-	183,380	$0.44
Options canceled/forfeited	-	(22,260)	$0.44
Balance at December 31, 2001	-	161,120	$0.44
1996 Stock Option Plan			
Balance at December 31, 1998	276,350	1,623,650	$1.55
Shares reserved	1,000,000	-	-
Options granted	(235,200)	235,200	$1.52
Options canceled/forfeited	316,310	(316,310)	$1.20
Options exercised	-	(2,000)	$0.91
Balance at December 31, 1999	1,357,460	1,540,540	$1.63
Options granted	(1,067,500)	1,067,500	$1.15
Options canceled/forfeited	693,970	(693,970)	$1.16
Options exercised	-	(169,930)	$0.98
Balance at December 31, 2000	983,930	1,744,140	$1.59
Options granted	(300,000)	300,000	$0.09
Options canceled/forfeited	925,470	(925,470)	$1.66
Balance at December 31, 2001	1,609,400	1,118,670	$1.13



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of stock options exercisable and stock options outstanding under the 1996 Option Plan is as follows:

1996 Stock Option Plan					
	Options Exercisable at December 31, 2001		Options Outstanding At December 31, 2001		
Range of Exercise Prices	Number Exercisable	Weighted Average Price Per Share	Number Outstanding	Weighted Average Price Per Share	Weighted Average Remaining Contractual Life (years)
$0.09 - $0.94	421,480	$0.47	577,320	$0.56	7.6
$1.06 - $3.75	174,197	$2.23	541,150	$1.72	7.8
$6.75 - $7.38	160	$6.75	200	$6.75	5.0
$0.09 - $7.38	595,837	$0.99	1,118,670	$1.13	7.7

The Company has recorded in 1996 and 1995 deferred compensation expense totaling approximately $5,492,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted under the 1995 Plan. During 1997, the Company adjusted the deferred compensation expense to reflect actual compensation expense earned by terminated employees. The Company continues to amortize the deferred compensation of the remaining individuals still employed by the Company over the vesting period of the individual's options. The vesting period for other options is generally 60 months. Amortization of deferred compensation in 2001, 2000, and 1999 totaled approximately $32,000, $102,000, and $156,000, respectively.

During July 1998, independent of the 1995 and 1996 Incentive Stock Option Plans and in connection with the employment of the President and Chief Executive Officer of the Company, the Company issued an option to purchase 250,000 shares of Common Stock of the Company at an exercise price of $0.94 per share. The exercise price equaled the estimated fair market value on the date of grant and the vesting of this option was ratable over a 60 month term. The President and Chief Executive Officer resigned on January 10, 2000 and the option was terminated. Also in conjunction with the President and Chief Executive Officer's resignation and the termination of his option to purchase 250,000 shares of Common Stock of the Company, the Company's Board of Directors voted to accelerate the vesting of options granted under the 1996 Stock Option Plan to purchase 50,000 shares of the Common Stock of the Company. All options granted to the previous President and Chief Executive Officer were exercised in 2000.

Stock Warrants

In 1995, the Company formalized an agreement with a related party, resulting from certain financing arrangements preceding the Initial Public Offering, for the issuance of a stock warrant under which the party had the right to purchase up to an aggregate of 6,666,340 shares of common stock at a purchase price of approximately $.0001 per share. The agreement also specified that the warrant could be exercised in whole or in part at any time prior to December 31, 2015 only if, absent prior written regulatory approval, after giving effect of such exercise, the party beneficially owns less than five percent of the outstanding shares of the Company's common stock. During 1997 the party obtained written regulatory approval to exercise the warrant in its entirety. The warrant is not transferable without regulatory approval. On December 31, 1997 and December 28, 1995, the party exercised portions of the warrant and acquired 2,400,000 and 795,000 shares of Common Stock, respectively. In March 2001, the party exercised the remainder of the warrant and acquired 3,471,340 shares of the Company's common stock.

Common Stock Purchase Agreement

On September 26, 2000, the Company entered into a common stock purchase agreement. Under the agreement, the company may sell, periodically in monthly installments during a period of 18 months, up to 6,000,000 shares of the Company's common stock at a price equal to 85% of the volume adjusted average market price of the Company's stock at the time of issuance. The Company is not permitted to sell any shares until it has registered such shares for resale by the investor under the Securities Act of 1933. Under the agreement, the Company issued to the investor a three-year warrant to acquire 720,000 shares of the Company's common stock at a price equal to 115%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the average closing price of the stock at the time of issuance. The Company ascribed no value to the warrants. In addition, any time the Company sells any shares of stock under the agreement, it would be required to issue to the investor a 35-day warrant to acquire 25% of the number of shares sold. The warrants would be exercisable at the average purchase price paid by the investor for such shares. Initially the amount of capital the Company could raise under the common stock purchase agreement during any month was not less than $250,000 or more than the lesser of $1,000,000, or 4.5% of the product of the daily volume-weighted average stock price during the three-month period prior to a drawdown request and the total trading volume in the Company's stock during the same three-month period. In March 2001, the minimum drawdown request was reduced to $100,000. At December 31, 2001, the Company would not have been able to sell any shares of its stock under the equity line agreement.

10. Acquisition

On May 7, 1997 the Company acquired the assets of Buy American, Inc. and Project Freedom, Inc., two related companies, for aggregate consideration consisting of $300,000 in cash and issuance of 259,460 shares of restricted common stock. The acquisition was accounted for as a purchase. The results of operations of Buy American, Inc. and Project Freedom, Inc. are included in the consolidated financial statements from the date of acquisition.

The restricted common stock issued in association with the acquisition was subject to a call option by the Company and put option by the sellers. The Company had a single option to repurchase any or all shares of restricted common stock at a price of $5.78 per share. The sellers of Buy American, Inc. and Project Freedom, Inc. had a single option to sell any or all the shares of restricted common stock to the Company at a price of $3.47 per share. In April 1999, the Company and sellers of Buy American, Inc. and Project Freedom, Inc. cancelled the call and put options.

11. Leases

The Company has noncancelable operating leases for the rental of its offices and warehouse. Future minimum lease payments under these leases at December 31, 2001 are $29,332, all of which is payable in 2002.

In 2001, 2000 and 1999, the Company incurred rent expense, including rent associated with cancelable rental agreements, of approximately $372,000, $519,000, and $903,000, respectively. Additionally, in 1999 the Company recorded approximately $449,000 for excess rent capacity as other operating expense.

12. Income Taxes

As of December 31, 2001, the Company had federal and state net operating loss carryforwards of approximately $64,402,000. The net operating loss carryforwards will begin to expire in 2009, if not utilized.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consisted of the following:

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Net operating loss carryforwards	$ 24,022,000	$ 21,859,900
Intangible Assets	41,000	668,400
Inventory valuation reserve	367,000	458,000
Writedown of property and equipment	-	411,300
Other	111,000	9,400
Total deferred tax assets	24,541,000	23,407,000
Deferred tax liabilities:		
Capitalized software costs	(15,000)	(111,600)
Depreciation	-	(47,200)
Other	(34,000)	(30,900)
Total deferred tax liabilities	(49,000)	(189,700)
Less: Valuation allowance	(24,492,000)	(23,217,300)
Total net deferred taxes	$ -	$ -

The Company has recorded a valuation allowance for the full amount of its net deferred tax assets as of December 31, 2001 and 2000, based on management's evaluation of the evidential recognition requirements under the criteria of SFAS 109. The main component of the evidential recognition requirements was the Company's cumulative pretax losses since inception. The provision for income taxes at the Company's effective rate did not differ from the provision for income taxes at the statutory rate for 2001, 2000, and 1999.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Income (Loss) from Operations of Discontinued Subsidiary and Gain on Disposal of Subsidiary

In July 2001 the Company issued a $1 million note to HomeGold Financial, Inc. ("HomeGold"), which note was collateralized by the stock of Surety, the Company's wholly-owned mortgage banking subsidiary. On December 31, 2001, the Company tendered the stock of Surety to HomeGold in full satisfaction of the $1 million note and accrued interest of $25,511. Except for net receivables of $429,767 due from HomeGold associated with the transaction, all of the assets and liabilities of Surety have been removed from the Company's balance sheet. The Company accounted for the transaction as the disposal of a segment of a business and has reported the operations of Surety as a separate component of loss for 2001, 2000, and 1999. Similarly, the gain of $891,569 which the Company recognized is also reported as a separate component of results of operations in 2001 and the effect on the Company's net loss per share of $0.06 was $0.023.

The components of Surety's operations for 2001, 2000 and 1999 are as follows:

	Year ended December 31,		
	2001	2000	1999
Mortgage revenue	$ 2,851,720	$ 432,438	$ 397,024
Costs of revenue	1,008,266	212,397	194,239
S G & A	1,378,366	812,711	659,771
Total costs and expenses	2,386,632	1,025,108	854,010
	465,088	(592,670)	(456,986)
Net interest income	2,100	57,692	66,388
Net income (loss)	$ 467,188	$ (534,978)	$ (390,598)

Surety's operating results are included in the determination of the Company's net loss for the years ended December 31, 2001, 2000 and 1999 and are reported as "Income (loss) from operations of discontinued subsidiary." The effect of Surety's operating results on net loss per share are $0.012, $(0.018) and $(0.013) in the years ended December 31, 2001, 2000, and 1999, respectively.

14. Segment Information

The Company conducts its business within one industry segment - financial services technology. To date, all revenues generated have been from transactions with North American customers. One customer accounted for 76%, 45% and 40% of revenues in 2001, 2000, and 1999, respectively. All other segment disclosures required by SFAS 131 are included in the consolidated financial statements or in the notes to the consolidated financial statements.

15. Other Related Party Transactions

During February 1998, Surety entered into an agreement with Resource Bancshares Mortgage Group, Inc. ("RBMG"), pursuant to which the Company agreed to underwrite and process mortgage loans in accordance with guidelines specified by RBMG. The Company received a fee from RBMG for the underwriting and processing services performed. A member of the Company's Board of Directors served as the Chairman and Chief Executive Officer of RBMG until December 1999. During 1999, the Company processed and sold to RBMG approximately $12,369,000 in mortgage loans resulting in approximately $286,000 in revenue for the Company.

16. Commitments and Contingent Liabilities

The Company is subject to legal actions which from time to time have arisen in the ordinary course of business. In addition, a claim was filed by a plaintiff who claimed certain rights, damages and interests incidental to the Company's formation and development. The claim resulted in a jury verdict of $68,000 in favor of the plaintiff and the plaintiff subsequently requested, and was granted, a new trial. The Company is appealing the grant of a new trial. The Company intends to vigorously contest such actions and, in the opinion of management, the Company has meritorious defenses and the resolution of such actions will not materially affect the financial position of the Company.

On April 18, 2000, the Company filed a lawsuit against The Dime Savings Bank of New York, FSB and Hudson United

Notes to Consolidated Financial Statements

Bancorp in The United States District Court for the District of South Carolina, Columbia Division. The lawsuit arose out of the Company's contract with The Dime Savings Bank relating to the development of a system to process and automate decisioning of automobile loans. The contract was acquired by The Dime Savings Bank in connection with its acquisition of the indirect automobile loan business formerly operated by Citibank, N.A. In January 2001, the Company settled its lawsuit with Dime through mediation, a provision of which was the release of Hudson from further legal action by the Company.

On March 29, 2001, Citibank, N.A. filed a lawsuit against the Company in the New York Federal Court seeking a declaratory judgment releasing Citibank, N.A. from any obligation to the Company for amounts the Company has billed to Citibank, N.A. under the Company's contract to develop a system to process automobile loans for Citibank, N.A. Citibank, N.A. ultimately transferred this contract to The Dime Savings Bank of New York. Citibank, N.A.'s lawsuit against the Company was dismissed on January 8, 2002. Citibank, N.A. has appealed the Court's decision. On July 19, 2001, the Company filed a lawsuit against Citibank, N.A. in the Federal Court in South Carolina seeking to collect certain amounts it believes it is due under the terms of the aforementioned contract. Citibank, N.A. has petitioned the court to dismiss the Company's lawsuit.

17. Quarterly Results of Operations (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2001				
Revenue	$ 776,606	$ 114,897	$ 307,264	$ 87,177
Gross profit	760,717	103,942	280,975	76,559
Loss from continuing operations	(749,088)	(717,125)	(452,954)	(1,757,289)
Net loss	(729,407)	(690,197)	(375,150)	(522,945)
Loss per share – basic and diluted				
Continuing operations	(0.02)	(0.02)	(0.01)	(0.04)
Net loss	(0.02)	(0.02)	(0.01)	(0.01)
Year ended December 31, 2000				
Revenue	$ 279,256	$ 565,954	$ 313,768	$ 564,097
Gross profit	207,704	399,568	278,220	492,652
Loss from continuing operations	(1,676,554)	(1,358,180)	(1,431,572)	(4,201,812)
Net loss	(1,811,159)	(1,505,263)	(1,552,311)	(4,334,363)
Loss per share – basic and diluted				
Continuing operations	(0.06)	(0.05)	(0.05)	(0.14)
Net loss	(0.06)	(0.05)	(0.05)	(0.14)

The sum of certain net loss per share amounts differs from the annual reported total due to rounding. As more fully explained in Note 13, the Company disposed of a subsidiary on December 31, 2001, and recorded a gain of $891,569, or $0.02 per share. In conjunction with such disposal, the quarterly information has been adjusted to reflect revenue, gross profit and loss from continuing operations.

Report of Independent Auditors

Board of Directors and Shareholders
Affinity Technology Group, Inc.

We have audited the accompanying consolidated balance sheet of Affinity Technology Group, Inc. and subsidiaries (collectively, the "Company"), as of December 31, 2001, and the related consolidated statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2000 and 1999, were audited by other auditors, whose report dated March 30, 2001, on these statements included an explanatory paragraph that described the Company's recurring losses and accumulated deficit, which raised substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring operating losses and has an accumulated deficit. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Columbia, South Carolina
March 27, 2002

Scott McElveen, L.L.P.

Report of Independent Auditors

Board of Directors and Shareholders
Affinity Technology Group, Inc.

We have audited the accompanying consolidated balance sheets of Affinity Technology Group, Inc. and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Affinity Technology Group, Inc. and subsidiaries at December 31, 2000 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Affinity Technology Group, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has an accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not reflect any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Greenville, South Carolina
March 30, 2001

Ernst & Young LLP



CORPORATE AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Joseph A. Boyle, Chairman
President, Chief Executive Officer, and Chief Financial Officer
Affinity Technology Group, Inc.

Alan H. Fishman
President and Chief Executive
Officer, Independence Community
Bank Corporation

Robert M. Price, Jr.
President
PSV, Inc.

Peter M. Wilson, Ph.D.
Associate Professor
Fuqua School of Business
Duke University

EXECUTIVE OFFICER

Joseph A. Boyle
Chairman, President,
Chief Executive Officer, and Chief Financial Officer

CORPORATE OFFICE

1122 Lady Street
Suite 1145
Columbia, SC 29201
(803) 758–2511
http://www.affi.net

COMMON STOCK

The Common Stock of
Affinity Technology Group, Inc.
is traded on the Over-The-Counter Bulletin
Board (OTCBB), under the symbol "AFFI."

REGISTRAR AND TRANSFER AGENT

Mellon Investor Services
44 Wall Street
6th Floor
New York, NY 10005

STOCKHOLDER INQUIRIES

Affinity welcomes inquiries from stockholders and other interested investors. The Form 10-K will be provided without charge to any stockholder who writes to the address as set forth below. The Form 10-K and other financial materials are also available electronically via the World Wide Web at http://www.affi.net.

General stockholder and investor questions may be directed to:
Investor Relations
1122 Lady Street, Suite 1145
Columbia, SC 29201
(803) 758–2511

ANNUAL MEETING

All stockholders and other interested parties are invited to attend the Company's annual stockholders' meeting scheduled for Thursday, May 30, 2002, at 9:00 a.m. at Embassy Suites, 200 Stoneridge Dr., Columbia, South Carolina.

INDEPENDENT AUDITORS

Scott McElveen LLP
1441 Main Street
Suite 1200
Columbia, SC 29202

FORWARD-LOOKING STATEMENTS

The forward-looking statements contained in this document with respect to, among other things, business strategies in development, projected financial performance, market acceptance of the Company's products and services and market conditions in general, involve risks and uncertainties, and are subject to change based on various factors, including failure of either the providers of consumer financial services or the consumers of such services to quickly accept electronic commerce channels in general, and the Company's electronic commerce enabling technologies in particular; the effect of the ongoing reexamination of the Company's patents by the U.S. Patent and Trademark Office on the Company's patent portfolio; unforeseen legal or regulatory issues that impede or prevent use by financial institutions of the Company's products and services; and the failure by the Company to achieve broad distribution of its products and services through its relationships with strategic alliances and other third parties. Certain additional factors that may cause the Company's actual results to differ materially from expected or historical results have been identified in the Company's 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2002.

AFFINITY TECHNOLOGY GROUP, INC.
1122 LADY STREET, SUITE 1145
COLUMBIA, SOUTH CAROLINA 29201
803◦758◦2511 FAX 803◦758◦2560
www.affi.net